                         UNITED STATES SECURITIES
                          AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                          -----------------------


                                 FORM 11-K


                /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 2005

                                    OR

    / / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                           EXCHANGE ACT OF 1934

              For the transition period from        to
                                             ------    ------

                        Commission File No. 0-5544

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Ohio Casualty Corporation
                             9450 Seward Road
                           Fairfield, OH  45014







                               Page 1 of 14
==============================================================================

                           REQUIRED INFORMATION


The Ohio Casualty Insurance Company Employee Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of net assets available for the benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

The following exhibits are being filed herewith:

Exhibit No.     Description
----------      -----------

  23            Consent of Independent Registered Public Accounting Firm

                                SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


THE OHIO CASUALTY INSURANCE COMPANY
EMPLOYEE SAVINGS PLAN


By:  The Ohio Casualty Insurance Company Benefits Committee




June 21, 2006                 /s/ Lynn C.Schoel
                              -------------------------------------------
                              Lynn C. Schoel
                              Senior Vice President, Human Resources
                              Chairman, Benefits Committee

                                  APPENDIX 1


THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS OF NET ASSETS AVAILABLE FOR THE BENEFITS OF THE PLAN AS OF DECEMBER 31, 2005 AND 2004, AND THE CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2005, SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

         THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

                             TABLE OF CONTENTS



-----------------------------------------------------------------------------


                                                                       Pages
                                                                       -----

Report of Independent Registered Public Accounting Firm .............     6

Financial Statements:

     Statements of Net Assets Available for Benefits
        as of December 31, 2005 and 2004.............................     7

     Statement of Changes in Net Assets Available for
        Benefits for the year ended December 31, 2005................     8

     Notes to the Financial Statements...............................  9-13

Supplemental Schedule:

     Schedule H, Line 4i - Schedule of Assets (Held At End of Year)..    14

          Report of Independent Registered Public Accounting Firm


We have audited the accompanying statements of net assets available for benefits of The Ohio Casualty Insurance Company Employee Savings Plan (the
Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.




/s/ Ernst & Young, LLP


Cincinnati, Ohio
May 26, 2006

              The Ohio Casualty Insurance Company Employee Savings Plan
                   Statements of Net Assets Available For Benefits
                                As of December 31


                                                     2005            2004
                                                --------------  --------------
Assets

Cash                                             $     39,499    $          -

Investments, at fair value                        169,095,426     149,060,793

Receivables:
     Profit sharing contribution from employer      8,420,145       3,700,693
     Due from broker for securities sold               55,224         481,840
     Accrued interest                                   7,158           2,844
                                                --------------  --------------
Total receivables                                   8,482,527       4,185,377

                                                --------------  --------------
Net assets available for benefits                $177,617,452    $153,246,170
                                                ==============  ==============

See accompanying notes.

        The Ohio Casualty Insurance Company Employee Savings Plan
        Statement of Changes in Net Assets Available for Benefits
                       Year Ended December 31, 2005


Additions
Investment income:
    Net appreciation in fair value of investments     $ 11,358,062
    Interest and dividends                               4,353,880
                                                      -------------
                                                        15,711,942


Contributions:
    Participants                                        10,133,407
    Employer                                            14,535,872
                                                      -------------
                                                        24,669,279
                                                      -------------
Total additions                                         40,381,221


Deductions
Benefits paid directly to participants                  15,973,912
Deemed distributions of participant loans                   13,019
Administrative expenses                                     23,008
                                                      -------------
Total deductions                                        16,009,939

Net increase in net assets available for benefits       24,371,282


Net assets available for benefits:
     Beginning of year                                 153,246,170
                                                      -------------
     End of year                                      $177,617,452
                                                      =============

See accompanying notes.

         The Ohio Casualty Insurance Company Employee Savings Plan
                       Notes To Financial Statements
                             December 31, 2005

1.  Accounting Policies:
    -------------------

    The accompanying financial statements have been prepared on the accrual basis of accounting.

    A. Investment securities are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by The Ohio Casualty Insurance Company Employee Savings Plan (the Plan) at year-end.

       Securities traded on a national securities exchange, including Ohio Casualty Corporation common stock, are valued at the last recorded sales price of the last business day of the Plan year.

       The fair value of the participation units owned by the Plan in common trust funds are valued at the net asset value as of the last business day of the Plan year.

    B. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

    C. Purchases and sales of securities are recorded on a trade-date basis. Realized gains or losses on disposition of investments are determined on the basis of historical cost of specific investments sold on the trade-date basis.

    D. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    E. Contributions from participants and the Ohio Casualty Insurance
       Company (the Company) are recorded in the month the Company makes payroll deductions from Plan participants. The profit sharing contribution, if any, is contributed during the first quarter following the Plan year end and is reflected as a receivable in the Statement of Net Assets Available for Benefits when incurred.

    F. Benefits are recorded when paid.

    G. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Description of Plan:
    -------------------

    The following brief description of the Plan is provided for general information purposes only. Reference should be made to the Plan Document and The Ohio Casualty Insurance Company Benefits Manual for a complete description of the Plan.

         The Ohio Casualty Insurance Company Employee Savings Plan
                 Notes To Financial Statements, Continued
                             December 31, 2005

2.  Description of Plan, continued:
    ------------------------------

    A. General:
       The Plan, which is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan. The Plan is a thrift savings plan with a 401(k) feature covering all eligible employees of the Company who have elected to participate and/or received a profit sharing contribution.

    B. Participants of the Plan must be at least 18 years of age and be a Full-time or Part-time employee of the Company working 20 or more hours per week, or work 1,000 or more hours in a calendar year, to be eligible.

    C. Participants direct the investment of their contributions into various available fund options. Participants can contribute between 1-32% of eligible compensation to the Plan on a before-tax and/or after-tax basis. Effective January 1, 2005, the Company matches 100% of the participant's contribution for the first 3% of eligible pay and 50% of the participant's contribution for the next 2% of eligible pay. The maximum match is 4%. The Company match is invested according to the participants' investment direction.

       Also effective January 1, 2005, employees with 10 or more years of service as of July 1, 2004 are eligible for a temporary, discretionary, additional Company contribution of 2.5% of eligible compensation. This additional Company contribution was $1,684,244 for the 2005 Plan year.

       The Ohio Casualty Stock Fund is an Employee Stock Ownership Plan (ESOP).

       Participants are 100% vested in the value of their own contributions and related investment earnings, as well as 100% vested in the value of the Company match contributions and related investment earnings.

    D. Effective July 1, 2004, a discretionary profit sharing contribution may be made by the Company each year if certain profitability levels are achieved. The performance criteria and the range of contribution are set by the Company's Board of Directors. Employees are not required to contribute to the Plan to be eligible for the profit sharing contribution; however, they must be employed by the Company on December 31st of the applicable Plan year (unless death or retirement occurred during the year). In February 2006, a profit sharing contribution of $8,420,145 was contributed by the Company for the 2005 Plan year.

    E. Each participant's account is credited with his/her contributions, his/her share of the Company's contributions and an allocation of fund earnings. Allocations of fund earnings are based on participants' account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from his/her fully vested account balance.

    F. Effective March 1, 2005, the automatic payout limit for terminated participants was reduced from $5,000 to $1,000.

         The Ohio Casualty Insurance Company Employee Savings Plan
                 Notes To Financial Statements, Continued
                             December 31, 2005

2.  Description of Plan, continued:
    ------------------------------


    G. Certain costs of administering the Plan are paid by the Company. These costs totaled $92,425 for the year ended December 31, 2005.

    H. Benefits are payable to participants upon termination of employment, retirement, disability, and/or death. In-service withdrawals, including withdrawals due to financial hardship as defined by the Internal Revenue Service, are also available.

3.  Plan Termination:
    ----------------

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, the Plan's assets will be used to provide benefits for participants and beneficiaries in accordance with federal law.

4.  Related Party Transactions:
    --------------------------

    Fidelity Management Trust Company is the trustee of the Plan and has a relationship with Fidelity Investments Institutional Operations Company, who is the Plan's record keeper. Fidelity Investments Institutional Operations Company manages certain mutual funds which are investment options for the Plan participants and therefore these transactions qualify as party-in-interest transactions.

5.  Income Tax Status:
    -----------------

    Subsequent to year end, the Plan received a favorable determination letter from the Internal Revenue Service dated April 14, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6.  Investments:
    -----------

    The following investments represent 5% or more of the Plan's net assets:

                                                       Fair Value
                                              -----------------------------
                                              December 31,     December 31,
                                                  2005             2004
                                              -----------------------------
    Common Stock
    ------------
      Ohio Casualty Corporation               $39,693,170      $36,905,571

    Mutual Funds
    ------------
      T. Rowe Price Small Cap                  19,276,481       17,695,846
      Fidelity Equity Income                   10,897,217        9,788,214
      Fidelity Balance                         17,423,542       14,165,882
      Fidelity Blue Chip                       11,573,385       11,213,895

         The Ohio Casualty Insurance Company Employee Savings Plan
                 Notes To Financial Statements, Continued
                             December 31, 2005

6.  Investments, continued:
    ----------------------

                                                       Fair Value
                                              -----------------------------
                                              December 31,     December 31,
                                                  2005             2004
                                              -----------------------------
    Common/Collective Trusts
    ------------------------
      Fidelity Managed Income Portfolio II    $25,951,183      $23,431,148
      Fidelity U.S. Equity Index Pool          19,281,776       18,877,608


    Net appreciation in the fair value of the investments (including investments bought, sold, as well as held during the year) as determined by quoted market prices is as follows:

                                                        Year Ended
                                                     December 31, 2005
                                                     -----------------
       Common Stock                                     $ 7,632,538
       Mutual Funds                                       2,809,224
       Common/collective trusts                             916,300
                                                        -----------
          Total                                         $11,358,062
                                                        ===========


7.  Loans Receivable - Participants:
    -------------------------------

    Participants are permitted to borrow from the trust using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 reduced by the participant's highest outstanding aggregate balance of loans from the Plan during the previous twelve months, the total value of the participant's before-tax, after-tax, and rollover accounts, or 50% of the vested value of the participant's accounts. Interest is charged at JPMorgan Chase & Co. bank's commercial rate plus 1%. Repayment of loans are arranged through payroll deductions with a maximum repayment term of 5 years, or 15 years for a home loan. Terminated employees can continue loan repayments following termination of employment.

8.  Reconciliation of Financial Statements to Form 5500:
    ---------------------------------------------------

    The following is a reconciliation of contributions received from employer per the financial statements to the Form 5500:

                                                        Year Ended
                                                     December 31, 2005
                                                     -----------------
       Contributions received from employer per
         the financial statements                       $14,535,872
       Profit Sharing contribution accrued at
         December 31, 2004 but not received in
         the Plan until 2005                              3,700,693
                                                        -----------
       Contributions received from employer
         per the Form 5500                              $18,236,565
                                                        ===========

         The Ohio Casualty Insurance Company Employee Savings Plan
                 Notes To Financial Statements, Continued
                             December 31, 2005

9.  Subsequent Event:
    ----------------

    Effective January 1, 2006, the Plan was amended to allow participants to diversify up to 100% of Company contributions invested in the Ohio Casualty Stock Fund on any valuation day. This amendment provides more flexibility to the Plan participants for diversification related to Ohio Casualty Corporation common stock.

                           Supplemental Schedule


      Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

The Ohio Casualty Insurance Company Employee Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
December 31, 2005
EIN  31-0396250
Plan Number 002


(a)     (b)                                       (c)            (d)            (e)
                                                                                   Current
        Investments                                Shares/Units       Cost          Value
-------------------------------------------------------------------------------------------------------
        Cash:
            Interest-bearing cash                  $     13,091   $  1,955,208   $  1,955,208
        Common Stock:
*           Ohio Casualty Corporation                   265,770     18,701,541     39,693,170
        Mutual Funds:
            PIMCO Tot Return Adm                        180,462      1,933,942      1,894,855
            T. Rowe Price Small Cap                     522,256     13,587,827     19,276,481
*           Fidelity Equity Income                      206,465     10,369,425     10,897,217
*           Fidelity Balanced                           928,760     14,820,222     17,423,542
*           Fidelity Blue Chip                          268,151     11,675,748     11,573,385
*           Fidelity Diversified Intl                   170,315      4,599,533      5,542,050
*           Fidelity Small Cap Stock                    152,271      2,678,620      2,786,552
*           Fidelity Freedom Income                      38,032        421,694        432,427
*           Fidelity Freedom 2000                        10,558        124,254        128,917
*           Fidelity Freedom 2010                       172,922      2,271,790      2,429,551
*           Fidelity Freedom 2020                       261,501      3,460,559      3,846,687
*           Fidelity Freedom 2030                       125,601      1,629,101      1,886,528
*           Fidelity Freedom 2040                        73,247        542,716        646,775
*           Fidelity Freedom 2005                         8,130         87,994         90,401
*           Fidelity Freedom 2015                        23,123        253,742        267,066
*           Fidelity Freedom 2025                        10,658        125,828        127,476
*           Fidelity Freedom 2035                         4,347         50,718         53,169
        Common/Collective Trusts:
*           Fidelity Managed Income Portfolio II     25,951,183     25,951,183     25,951,183
*           Fidelity U.S. Equity Index Pool             491,381     17,299,862     19,281,776
        Loans:
**          Participant Loans                                              -        2,911,010
                                                                  -------------  -------------
        TOTAL INVESTMENTS                                         $132,541,507   $169,095,426
                                                                  =============  =============


        * Indicates party-in-interest to the Plan

        ** The interest rates on these loans range from 5.0% to 9.5%, with maturity dates of 2006 through 2020.
